Exhibit 2.3

FORM OF TAX RECEIVABLE AGREEMENT

by and among

XPEDX HOLDING COMPANY

and

UWW HOLDINGS, LLC

Dated as of [                    ]

TABLE OF CONTENTS

		Page

ARTICLE I DEFINITIONS

Section 1.01	Definitions	2

ARTICLE II
DETERMINATION OF CUMULATIVE REALIZED TAX BENEFIT

Section 2.01	NOL Utilization	5
Section 2.02	Tax Benefit Schedule	5
Section 2.03	Procedures, Amendments	6

ARTICLE III
TAX BENEFIT PAYMENTS

Section 3.01	Payments	6
Section 3.02	No Duplicative Payments; Intent	7

ARTICLE IV
TERMINATION

Section 4.01	Termination and Breach of Agreement	7

ARTICLE V
LATE PAYMENTS

Section 5.01	Late Payments by Spinco	8
Section 5.02	Compliance with Indebtedness	8

ARTICLE VI
SPINCO TAX MATTERS; CONSISTENCY; COOPERATION

Section 6.01	Representative Participation in Spinco Tax Matters	8
Section 6.02	Consistency	8
Section 6.03	Cooperation	9

ARTICLE VII
MISCELLANEOUS

Section 7.01	Notices	9
Section 7.02	Counterparts	10
Section 7.03	Entire Agreement; Third Party Beneficiaries	10
Section 7.04	Governing Law	10
Section 7.05	Severability	10
Section 7.06	Successors; Assignment; Amendments; Waivers	11
Section 7.07	Titles and Subtitles	12
Section 7.08	Resolution of Disputes	12

i

ii

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of [                    ], is hereby entered into by and among xpedx Holding Company, a Delaware corporation (“Spinco”) and UWW Holdings, LLC, a Delaware limited liability company (“Holdings”), in its capacity as a Beneficiary (as defined below) and a representative of the Beneficiaries (in such representative capacity, and along with any successor as provided in Section 7.06(a), the “Representative”).

RECITALS

WHEREAS, as of the date hereof, the Equity holders listed on Schedule A directly own one-hundred percent (100%) of the issued and outstanding equity interests of Holdings;

WHEREAS, immediately prior to the Merger (as defined below), Holdings directly owned one-hundred percent (100%) of the issued and outstanding stock of UWW Holdings, Inc., a Delaware corporation (“UWWH”);

WHEREAS, immediately prior to the Merger, UWWH directly owned one-hundred percent (100%) of the issued and outstanding stock of Unisource Worldwide, Inc., a Delaware corporation (“Unisource”);

WHEREAS, as of the date hereof, UWWH will merge with and into Spinco (the “Merger”), with Spinco surviving, and the stock of UWWH owned by Holdings will be converted into the right to receive 49% of the issued and outstanding shares of common stock in Spinco and the rights and benefits set forth in the Agreement;

WHEREAS, on the day following the effective time of the Merger, Spinco will be the common parent of an affiliated group of corporations, including Unisource, within the meaning of Section 1504(a) of the Code (the “Spinco Consolidated Group”);

WHEREAS, UWWH and its Subsidiaries have generated NOLs (as defined herein) prior to the Merger that Spinco and its Subsidiaries may be able to utilize;

WHEREAS, if utilized, the Pre-Merger NOLs (as defined herein) will reduce the actual liability for Taxes (as defined herein) that Spinco and its Subsidiaries might otherwise be required to pay;

WHEREAS, subject to the completion of the Merger, the parties to this Agreement desire to make certain arrangements with respect to the effect of the Pre-Merger NOLs on the actual liability for Taxes of Spinco and its Subsidiaries;

WHEREAS, this Agreement is intended to provide payments to Holdings and the Permitted Assignees (as defined herein) (Holdings and each such Permitted Assignee referred to herein as a “Beneficiary” and collectively, the “Beneficiaries”) in an amount equal to eighty-five percent (85%) of the aggregate reduction in Taxes payable realized by Spinco and its Subsidiaries from the utilization of the Pre-Merger NOLs;

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions.

As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“Advisory Firm” means any nationally recognized law or accounting firm that is expert in Tax matters that is agreed to by Spinco and the Representative.

“Advisory Firm Letter” shall mean a letter from the Advisory Firm stating that the relevant schedule, notice or other information to be provided by Spinco to the Representative and all supporting schedules and work papers were prepared in a manner consistent with the terms of this Agreement and, to the extent not expressly provided in this Agreement, on a reasonable basis in light of the facts and applicable law in existence on the date to which such schedule, notice or other information relates.

“Affiliate” means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, a specified Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise.

“Aggregate Tax Benefit Payment” is defined in Section 3.01(b) of this Agreement.

“Agreed Rate” means a rate per annum equal to one-year LIBOR plus 100 basis points.

“Agreement” is defined in the preamble of this Agreement.

“Amended Schedule” is defined in Section 2.02(b) of this Agreement.

“Applicable Percentage” with respect to any Beneficiary, means the percentage set forth opposite such Beneficiary’s name on Schedule B, as amended from time to time to reflect any Permitted Assignment.

“Base Payment” is defined in Section 3.01(b) of this Agreement.

“Beneficiary” is defined in the preamble of this Agreement.

“Board” means the board of directors of Spinco.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Delaware shall not be regarded as a Business Day.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Cumulative Actual Tax Liability” means, as of the end of any Taxable Year, the aggregate liability for Taxes of Spinco and its Subsidiaries for taxable periods (or portions thereof) beginning after the date of the Merger and ending on or before the end of such Taxable Year.

“Cumulative Non-NOL Tax Liability” means, as of the end of any Taxable Year, the aggregate liability for Taxes of Spinco and its Subsidiaries for taxable periods (or portions thereof) beginning after the date of the Merger and ending on or before the end of such Taxable Year, applying the applicable Tax rates for each Tax period, and using the same methods, elections, conventions and similar practices used on the relevant Spinco Return for each applicable Tax Period, but assuming that there were no Pre-Merger NOLs.

“Cumulative Realized Tax Benefit” means, as of the end of any Taxable Year, the excess (if any) of (i) the Cumulative Non-NOL Tax Liability (as of such time) over (ii) the sum of (A) the Cumulative Actual Tax Liability (as of such time) and (B) the aggregate amount of Base Payments (previously made pursuant to this Agreement as of such time), provided that (x) if, as of such time, there is an unresolved claim, proposed adjustment or similar item by a Taxing Authority that would increase the Cumulative Realized Tax Benefit, the Cumulative Realized Tax Benefit shall be computed as if such Taxing Authority prevailed with respect to such claim, proposed adjustment or similar item and (y) if International Paper Company is entitled to payments from Spinco under Section 2.10 of the Tax Matters Agreement as a result of any step-up in tax basis, the Cumulative Realized Tax Benefit shall be computed as if such step-up did not exist.

“CPR” means the International Institute for Conflict Prevention and Resolution.

“Deconsolidation” means any event pursuant to which a corporation ceases to be includable in the same affiliated group of corporations, within the meaning of Section 1504(a) of the Code, as Spinco.

“Deconsolidation Election” is defined in Section 4.01(b) of the Agreement.

“Default Rate” means a rate per annum equal to one-year LIBOR plus 500 basis points.

“Equity holders” means the holders of equity of Holdings as of the date hereof listed on Schedule A.

“Expert” is defined in Section 7.09 of this Agreement.

“Fair Market Value Schedule” is defined in Section 7.14 of this Agreement.

“Interest Amount” is defined in Section 3.01(b) of this Agreement.

“IRS” means the U.S. Internal Revenue Service.

“LIBOR” means for each month (or portion thereof) during any period, an interest rate per annum equal to the rate per annum reported, on the date two days prior to the first day of such month, on the Telerate Page 3750 (or if such screen shall cease to be publicly available, as reported on Reuters Screen page “LIBO” or by any other publicly available source of such market rate) for London interbank offered rates for U.S. dollar deposits for such month (or portion thereof).

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of January 28, 2014, by and among International Paper Company, Spinco, Holdings and the other parties thereto.

“Net Tax Benefit” is defined in Section 3.01(b) of this Agreement.

“NOL Payment” is defined in Section 5.01 of this Agreement.

“NOLs” shall mean all net operating losses for U.S. federal and state and Canadian income tax purposes.

“Objection Notice” is defined in Section 2.02(a) of this Agreement.

“Pre-Merger NOLs” shall mean NOLs generated by UWWH and its Subsidiaries prior to the date of the Merger. If the Taxable Year of UWWH and/or its Subsidiaries includes but does not end on the date of the Merger (a “Straddle Period”), such Taxable Year shall be deemed to end on the date of the Merger for purposes of calculating all Pre-Merger NOLs; provided that the amount, if any, of the Pre-Merger NOLs attributable to such Straddle Period shall be reasonably determined by Spinco and the Representative in good faith.

“Post-Merger NOLs” shall mean NOLs, if any, generated by Spinco and its Subsidiaries that are not Pre-Merger NOLs.

“Payment Date” means any date on which a Tax Benefit Payment is required to be made by Spinco pursuant to this Agreement.

“Permitted Assignee” means any Person who receives rights under this Agreement pursuant to a Permitted Assignment.

“Permitted Assignment” is defined in Section 7.06(b) of this Agreement.

“Person” means an individual, a partnership (including a limited partnership), a corporation, a limited liability company, a trust, a joint stock company, a trust, an association, a joint venture, an unincorporated organization or association, a governmental authority or any other entity of whatever nature.

“Reconciliation Dispute” is defined in Section 7.09 of this Agreement.

“Reconciliation Procedures” is defined in Section 7.09 of this Agreement.

“Representative” is defined in the preamble of this Agreement, and any successor Representative appointed pursuant to Section 7.06(a).

“Rules” is defined in Section 7.08(a) of this Agreement.

“Section 336(e) Election” has the meaning set forth in the Tax Matters Agreement.

“Spinco” is defined in the preamble of this Agreement.

“Spinco Consolidated Group” is defined in the preamble of this Agreement.

“Spinco Return” means each U.S. federal and state and Canadian income tax return of Spinco and/or its Subsidiaries filed with respect to Taxes of any Taxable Year.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (ii) the interest in the capital or profits of such limited liability company, partnership or joint venture or (iii) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries. The term “Subsidiary” shall include all Subsidiaries of any Subsidiary.

“Tax Benefit Payment” is defined in Section 3.01(b) of this Agreement.

“Tax Benefit Schedule” is defined in Section 2.02 of this Agreement.

“Tax Matters Agreement” shall mean the Tax Matters Agreement by and among IP, Spinco and UWWH, dated January 28, 2014.

“Tax Return” means any return, report, declaration, form, claim for refund or information return or statement relating to Taxes filed or required to be filed with any Taxing Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Taxable Year” means a taxable year of Spinco for U.S. federal income tax purposes, as defined in Section 441(b) of the Code (and, therefore, for the avoidance of doubt, may include a period of less than twelve months for which a Spinco Return is made), ending on or after the date hereof.

“Taxes” means any and all U.S. federal, state and Canadian taxes, assessments or similar charges measured with respect to net income or profits and any interest related to such Taxes.

“Taxing Authority” means any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising regulatory authority with respect to Taxes.

“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

ARTICLE II

DETERMINATION OF CUMULATIVE REALIZED TAX BENEFIT

Section 2.01 NOL Utilization. Spinco, on the one hand, and the Beneficiaries, on the other hand, acknowledge that Spinco and its Subsidiaries shall, to the fullest extent permitted by law, claim the Pre-Merger NOLs to reduce the amount of Taxes that Spinco and its Subsidiaries would otherwise be required to pay.

Section 2.02 Tax Benefit Schedule. Within ninety (90) calendar days after the filing of all of the Spinco Returns for any Taxable Year, Spinco shall provide to the Representative a schedule showing, in reasonable detail, (i) the calculation of the Cumulative Realized Tax Benefit as of the end of such Taxable Year, if any and (ii) the calculation of any payment to be made to the Beneficiaries pursuant to Article III as of the end of such Taxable Year and (iii) all supporting information (including work papers and valuation reports) reasonably necessary to support the calculation of such payment (a “Tax Benefit Schedule”). The Tax Benefit Schedule will become final as provided in Section 2.03(a) and may be amended as provided in Section 2.03(b) (subject to the procedures set forth in Section 2.03(a)).

Section 2.03 Procedures, Amendments.

(a) Procedure. Every time Spinco delivers to the Representative a Tax Benefit Schedule under this Agreement, including any Amended Schedule delivered pursuant to Section 2.03(b), Spinco shall also (x) deliver to the Representative schedules, valuation reports, if any, and work papers providing reasonable detail regarding the preparation of the Tax Benefit Schedule and an Advisory Firm Letter with respect to such Tax Benefit Schedule to the extent reasonably requested by the Representative and (y) allow the Representative and its advisors reasonable access (at the Representative’s sole expense) to the appropriate representatives, books, records and work papers at each of Spinco and the Advisory Firm in connection with a review of such Tax Benefit Schedule. The applicable Tax Benefit Schedule shall, subject to Section 2.03(b), become final and binding on all parties unless the Representative, within forty-five (45) calendar days after receiving any Tax Benefit Schedule or amendment thereto, provides Spinco with notice of a material objection to such Tax Benefit Schedule (“Objection Notice”) made in good faith. If the parties, for any reason, are unable to successfully resolve the issues raised in any notice within thirty (30) calendar days of receipt by Spinco of such notice, Spinco and the Representative shall employ the Reconciliation Procedures.

(b) Amended Schedule. The Tax Benefit Schedule for any Taxable Year shall be amended by Spinco (i) to correct inaccuracies in such Tax Benefit Schedule after the date such Tax Benefit Schedule was provided to the Representative, (ii) to comply with the Expert’s determination under the Reconciliation Procedures, (iii) to reflect a change (relative to the amounts in the original Tax Benefit Schedule or the prior Amended Schedule) in the Cumulative Realized Tax Benefit as of the end of such Taxable Year attributable to any change in fact or law, including a carryback or carryforward (including, to the extent affecting the Non-NOL Tax Liability, a hypothetical carryback or carryforward attributable to any Post-Merger NOLs) of a loss or other tax item to such Taxable Year or (iv) to reflect the consequences of a Tax audit or the filing of an amended Tax Return (such Tax Benefit Schedule, an “Amended Schedule”). Spinco shall provide any Amended Schedule to the Representative within thirty (30) calendar days of the occurrence of an event referred to in clauses (i) through (iv) of the preceding sentence (or, to the extent such event occurs in connection with the preparation of a Spinco Return filing described in Section 2.02, concurrently with the delivery of the Tax Benefit Schedule pursuant to Section 2.02) and any such Amended Schedule shall be subject to the approval procedures described in Section 2.03(a); provided, however, that any Amended Schedule provided pursuant to an Expert’s determination under the Reconciliation Procedures as described in clause (ii) of the preceding sentence shall, subject to this Section 2.03(b), be final and binding on all parties hereto and not subject to the approval procedures described in Section 2.03(a).

ARTICLE III

TAX BENEFIT PAYMENTS

Section 3.01 Payments.

(a) Timing of Payments to the Beneficiaries. (i) Within five (5) Business Days of a Tax Benefit Schedule with respect to a Taxable Year becoming final in accordance with Section 2.03(a), Spinco shall pay to the Beneficiaries the Tax Benefit Payments as of the end of such Taxable Year determined pursuant to Section 3.01(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank accounts previously designated by the Beneficiaries to Spinco or as otherwise agreed by Spinco and the Beneficiaries. For the avoidance of doubt, no Tax Benefit Payment shall be made in respect of estimated tax payments, including, without limitation, estimated U.S. federal, state and Canadian income tax payments. For the avoidance of doubt, no payments shall be required to be made by any Beneficiary to Spinco under this Agreement, except as provided in Section 7.10.

(b) The “Tax Benefit Payment” with respect to any Beneficiary means an amount equal to such Beneficiary’s Applicable Percentage of the Aggregate Tax Benefit Payment. The “Aggregate Tax Benefit Payment” means, as of the end of a Taxable Year, an amount, not less than zero, equal to eighty-five percent (85%) of the Cumulative Realized Tax Benefit as of the end of such Taxable Year (each such payment, a “Base Payment”) and the Interest Amount (as defined below). The “Interest Amount” shall equal the interest on any Base Payment calculated at the Agreed Rate from the date that Spinco’s U.S. federal income Tax return is filed, but no later than the due date (without extensions) for filing such Tax return with respect to Taxes for the Taxable Year for which the Aggregate Tax Benefit Payment is being measured until the Payment Date.

(c) Notwithstanding anything to the contrary in this Agreement, for purposes of determining the amount of any Tax Benefit Payments for any Straddle Period that includes the date of the Merger, such Straddle Period shall be treated as two Taxable Years, (i) the first ending on the date of the Merger and (ii) the second starting the day following the date of the Merger. All allocations of taxable items between the two periods shall be done on the basis of an interim closing of the books, as reasonably determined by Spinco and the Representative in good faith.

Section 3.02 No Duplicative Payments; Intent. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement. It is also intended that the provisions of this Agreement provide that eighty-five percent (85%) of Spinco’s Cumulative Realized Tax Benefit and Interest Amount for all years be paid to the Beneficiaries pursuant to this Agreement. Such amount shall be determined using a “with and without” methodology. Carryovers or carrybacks of (a) any U.S. federal tax item shall be considered to be subject to the rules of the Code (or any successor U.S. federal income tax statute) and the Treasury Regulations or (b) any state or Canadian tax item, shall be considered subject to the appropriate provisions of Tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any Tax item includes a portion that is attributable to the Pre-Merger NOLs and another portion that is not, Spinco’s Cumulative Realized Tax Benefit shall be determined using such “with and without” methodology. The provisions of this Agreement shall be construed in the appropriate manner so that such intentions are realized.

ARTICLE IV

TERMINATION

Section 4.01 Termination and Breach of Agreement.

(a) This Agreement shall terminate on the date on which all NOL Payments have been made under this Agreement.

(b) In the event of a Deconsolidation of Unisource from the Spinco Consolidated Group, Spinco shall cause the common parent of the affiliated group of corporations within the meaning of Section 1504(a) of the Code that includes Unisource after such Deconsolidation to enter into a tax receivables agreement with the Representative that is substantially similar to this Agreement with respect to such consolidated group’s use of the Pre-Merger NOLs after the date of such Deconsolidation (with appropriate adjustments). In the event that such common parent and the Representative do enter into such tax receivables agreement, this Agreement shall terminate and Spinco shall not have any further payment obligations under this Agreement, other than any (i) Tax Benefit Payment agreed to by Spinco and the Representative as due and payable but unpaid as of the date of such Deconsolidation and (ii) the Tax Benefit Payment due for the Taxable Year ending prior to, with or including the date of such Deconsolidation.

(c) In the event that Spinco breaches any of its material obligations under this Agreement by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code, then all obligations hereunder shall be accelerated.

ARTICLE V

LATE PAYMENTS

Section 5.01 Late Payments by Spinco. The amount of all or any portion of any Tax Benefit Payment required to be made by Spinco to the Beneficiaries under this Agreement (an “NOL Payment”) not made to the Beneficiaries when due under the terms of this Agreement shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such NOL Payment was due and payable and ending on the date such NOL Payment is made.

Section 5.02 Compliance with Indebtedness. Notwithstanding anything to the contrary provided herein, if, at the time any amounts become due and payable hereunder, Spinco is not permitted, pursuant to the terms of Spinco’s or its direct or indirect subsidiary’s debt documentation to pay such amounts, or Spinco’s direct or indirect subsidiaries are not permitted, pursuant to the terms of Spinco’s or its direct or indirect subsidiary’s debt documentation, to make payments to Spinco to allow Spinco to pay such amounts, then Spinco shall, by notice to the Representative, be permitted to defer the payment of such amounts until the condition described in this Section 5.02 is no longer applicable, in which case such amounts (together with accrued and unpaid interest thereon as described in the immediately following sentence) shall become due and payable immediately. If Spinco defers the payment of any such amounts pursuant to the foregoing sentence, such amounts shall accrue interest at the Agreed Rate per annum, from the date that such amounts originally became due and owing pursuant to the terms hereof to the date that such amounts were paid.

ARTICLE VI

SPINCO TAX MATTERS; CONSISTENCY; COOPERATION

Section 6.01 Representative Participation in Spinco Tax Matters. Except as otherwise provided herein, Spinco shall have full responsibility for, and sole discretion over, all Tax matters concerning Spinco including without limitation the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes, subject to a requirement that Spinco act in good faith in connection with its control of any matter which is reasonably expected to affect the Beneficiaries’ rights and obligations under this Agreement. Notwithstanding the foregoing, Spinco shall notify the Representative of, and keep the Representative reasonably informed with respect to, the portion of any audit of Spinco by a Taxing Authority the outcome of which is reasonably expected to affect the Beneficiaries’ rights and obligations under this Agreement, and shall give the Representative reasonable opportunity to provide information and participate in the applicable portion of such audit.

Section 6.02 Consistency. Except upon the written advice of an Advisory Firm, Spinco, and Representative agree to report and cause to be reported for all purposes, including federal, state, local and foreign tax purposes and financial reporting purposes, all Tax-related items (including without limitation the NOL Payments) in a manner consistent with that specified by Spinco in any Tax Benefit Schedule or statement required to be provided by or on behalf of Spinco under this Agreement or under applicable Tax law. Any dispute concerning such advice shall be subject to the Reconciliation Procedures; provided, however, that only the Representative shall have the right to object to such advice pursuant to this Section 6.02. In the event that an Advisory Firm is replaced with another firm acceptable to Spinco and the

Representative pursuant to the definition of “Advisory Firm,” such replacement Advisory Firm shall be required to perform its services under this Agreement using procedures and methodologies consistent with those used by the previous Advisory Firm, unless otherwise required by law (or Spinco and the Representative agree to the use of other procedures and methodologies).

Section 6.03 Cooperation. Each of Spinco, on the one hand, and the Representative, on the other hand, shall (a) furnish to the other party in a timely manner such information, documents and other materials as the other party may reasonably request for purposes of making or approving any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority relating to this Agreement, (b) make itself available to the other party and its representatives to provide explanations of documents and materials and such other information as the requesting party or its representatives may reasonably request in connection with any of the matters described in clause (a) above and (c) reasonably cooperate in connection with any such matter, and the requesting party shall reimburse the other party for any reasonable third-party costs and expenses incurred pursuant to this Section.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received (a) on the date of delivery if delivered personally, or by facsimile upon confirmation of transmission by the sender’s fax machine if sent on a Business Day (or otherwise on the next Business Day), (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) when sent by electronic mail (with hard copy to follow) during a Business Day (or on the next Business Day if sent after the close of normal business hours or on any non-Business Day). All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Spinco, to:

xpedx Holding Company

6285 Tri-Ridge Boulevard

Loveland, Ohio 45140

Facsimile: (513) 965-2849

Attn:	Mary Laschinger

If to the Representative, to:

UWW Holdings, LLC

6600 Governors Lake Parkway

Norcross, GA 30071

Facsimile: (770) 659-4618

Attn:	Chief Executive Officer
General Counsel

with a copy (which shall not constitute notice) to:

Bain Capital Partners, LLC

200 Clarendon Street

Boston, MA 02116

Facsimile: (617) 516-2010

Attn:	Matt Levin
Seth Meisel

and

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, IL 60654

Facsimile: (312) 862-2200

Attn:	Matthew E. Steinmetz, P.C.
Jeffrey W. Richards, P.C.
Neal J. Reenan

Any party may change its address or fax number by giving the other party written notice of its new address or fax number in the manner set forth above.

Section 7.02 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile or electronic transmission (including by pdf) shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.03 Entire Agreement; Third Party Beneficiaries. This Agreement, together with the Merger Agreement and the agreements and documents referenced therein, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (including that certain Non-binding Letter of Intent by and between International Paper Company and UWWH, dated as of April 19, 2013). This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns. The parties to this Agreement agree that the Beneficiaries are expressly made third party beneficiaries to this Agreement. Except as otherwise provided in the preceding sentence, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.04 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws provisions thereof.

Section 7.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.06 Successors; Assignment; Amendments; Waivers.

(a) The Representative may, solely in its capacity as Representative, assign this Agreement to any Person without the written consent of Spinco and any such assignee shall be treated as the successor to the Representative, provided that any assignment of rights as a Beneficiary shall be made pursuant to Section 7.06(b). Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of law or otherwise, by or on behalf of Spinco without the prior written consent of the Representative.

(b) Subject to this Section 7.06(b), each Beneficiary may freely assign or transfer its rights under this Agreement without the prior written consent of Spinco to (i) any Equity holder or its affiliates or (ii) any lender as collateral security. If a Beneficiary (including any transferee of any Beneficiary) proposes to transfer any of its rights (a “Proposed Transferor”) other than as set forth in the immediately preceding sentence to any Person or Persons, then the Proposed Transferor shall first give written notice (a “Proposed Transfer Notice”) to Spinco at least sixty (60) days prior to the proposed transfer setting forth (i) the name of the proposed transferee, (ii) the price (the “Proposed Price”), (iii) the other material terms and conditions of such transfer and (iv) any other information about such transfer that is reasonably requested by Spinco. The Proposed Transfer Notice shall contain an irrevocable offer to transfer such rights to Spinco (in the manner set forth below) at the Proposed Price and on the terms and conditions described in the Proposed Transfer Notice. Spinco shall thereafter have the right exercisable by written notice (the “Acceptance Notice”) to the Proposed Transferor within thirty (30) days after receipt of the Proposed Transfer Notice to acquire all (but not less than all) such rights at the Proposed Price and on the same terms and conditions as provided in the Proposed Transfer Notice. If at the end of such thirty (30)-day period, Spinco has not delivered an Acceptance Notice, the Proposed Transferor may, during the succeeding sixty (60)-day period (subject to extension to the extent necessary to obtain required governmental or other approvals), transfer its rights covered by the Proposed Transfer Notice to a transferee at the Proposed Price and on the same terms and conditions as provided in the Proposed Transfer Notice. After such transfer, the Proposed Transferor shall notify Spinco of the consummation thereof and shall furnish such evidence of the completion of such transfer and of the terms thereof as may reasonably be requested by Spinco. If, at the end of sixty (60) days following the expiration of the thirty (30)-day period during which Spinco is entitled hereunder to deliver an Acceptance Notice, the Proposed Transferor has not completed the transfer of such rights as aforesaid, any such transfer by the Proposed Transferor shall again be subject to the provisions of this Section 7.06(b) with respect to a proposed subsequent transfer. Any assignment or transfer of a Beneficiary’s rights meeting the requirements of this paragraph shall be referred to herein as a “Permitted Assignment” and Schedule B hereto shall be amended to reflect such Permitted Assignment and the change in the Applicable Percentage of the assignor and assignee.

(c) No provision of this Agreement may be amended unless such amendment is approved in writing by Spinco and the Representative, whereupon the Beneficiaries shall be bound. No provision of this Agreement may be waived unless such waiver is in writing and signed by Spinco or the Representative, as applicable, against whom the waiver is to be effective.

(d) All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives, including any transferee pursuant to a Permitted Assignment. Spinco shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of Spinco, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that Spinco would be required to perform if no such succession had taken place.

Section 7.07 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.08 Resolution of Disputes.

(a) Other than with respect to any disputes under Section 2.02, 6.02 or 7.14 (which are to be resolved pursuant to Section 7.09), any and all disputes which cannot be settled amicably, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this arbitration provision) shall be finally settled by arbitration conducted by a single arbitrator in accordance with the CPR Rules for Non-Administered Arbitration then in effect (the “Rules”). The place of arbitration shall be New York, New York. The parties shall jointly select a single arbitrator who shall have the authority to hold hearings and to render a decision in accordance with the Rules. If the parties to the dispute fail to agree on the selection of an arbitrator within thirty (30) calendar days of the receipt of the request for arbitration, the arbitrator shall be selected by the CPR. The arbitrator shall be a former judge. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. Section 1, et seq., and judgment on the award may be entered by any court having jurisdiction thereof. Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings.

(b) Notwithstanding the provisions of paragraph (a), either party may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling a party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this paragraph (b), each Beneficiary (through the Representative) (i) expressly consents to the application of paragraph (c) of this Section 7.08 to any such action or proceeding, and (ii) irrevocably appoints Spinco as its agent for service of process in connection with any such action or proceeding and agrees that service of process upon such agent, who shall promptly advise the Representative of any such service of process, shall be deemed in every respect effective service of process upon all Beneficiaries in any such action or proceeding.

(c) (i) SPINCO AND THE BENEFICIARIES (THROUGH THE REPRESENTATIVE) HEREBY IRREVOCABLY AGREE THAT ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF PARAGRAPH (B) OF THIS SECTION 7.08 SHALL BE BROUGHT AND DETERMINED EXCLUSIVELY IN THE DELAWARE COURT OF CHANCERY AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE DELAWARE COURT OF CHANCERY DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE). The parties acknowledge that the forum designated by this paragraph (c) has a reasonable relation to this Agreement and to the parties’ relationship with one another.

(ii) The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in paragraph (c)(i) of this Section 7.08 and such parties agree not to plead or claim the same.

(iii) AS A SPECIFICALLY BARGAINED INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT (WITH EACH PARTY HAVING HAD OPPORTUNITY TO CONSULT COUNSEL), EACH OF THE PARTIES EXPRESSLY AND IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING UNDER THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING, AND ANY ACTION OR PROCEEDING UNDER THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 7.09 Reconciliation. Notwithstanding the provisions of Section 7.08, in the event that Spinco and the Representative are unable to resolve a disagreement with respect to the matters governed by Sections 2.02, 6.02 or 7.14 within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both parties. The Expert shall be a partner in a nationally recognized accounting firm or a law firm (other than the Advisory Firm), and the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with Spinco or the Representative or other actual or potential conflict of interest. If the parties are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Expert shall be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days, or as soon thereafter as is reasonably practicable, after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement is due or any Tax Return reflecting the subject of a disagreement is due, such payment shall be made on the date prescribed by this Agreement and such Tax Return may be filed as prepared by Spinco, subject to adjustment (by an increase or decrease in the amount of subsequent payments otherwise due under this Agreement) or amendment of such Tax Returns upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by Spinco, except as provided in the next sentence. Each of Spinco and the Representative shall bear its own costs and expenses of such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.09 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.09 shall be binding on Spinco and all Beneficiaries and may be entered and enforced in any court having jurisdiction. These procedures described in this Section 7.09 shall be referred to as the “Reconciliation Procedures.”

Section 7.10 Withholding. Spinco shall be entitled to deduct and withhold from any amount payable to a Beneficiary pursuant to this Agreement such amounts as Spinco is required to deduct and withhold under the Code or any provision of state, local or foreign tax law, with respect to entering into or making payments under this Agreement. To the extent that amounts are so withheld and paid over to the appropriate governmental authority by Spinco, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Beneficiary in respect of whom such withholding was made. Spinco shall provide evidence of such payment to such Beneficiary. To the extent the amount of any withholding hereunder cannot be finally determined until after such withholding is required to be made, Spinco shall be entitled to deduct and withhold the maximum amount of tax that, in Spinco’s reasonable judgment, may be required to be remitted to the applicable government authority, and after the applicable amount of withholding is finally determined, Spinco shall promptly pay over any excess withheld amounts to the applicable Beneficiary.

Section 7.11 Affiliated Corporations; Admission of Spinco into a Consolidated Group. If Spinco is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated, combined or unitary income tax return pursuant to Sections 1501 et seq. of the Code or any comparable provision of applicable state, local or foreign Tax law: (i) the provisions of this Agreement relating to Spinco shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments shall be computed with reference to the consolidated taxable income of the group as a whole.

Section 7.12 Confidentiality.

(a) The Representative and the Beneficiaries (through the Representative) and each of its assignees acknowledges and agrees that the information of Spinco is confidential and, except in the course of performing any duties as necessary for Spinco and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, shall keep and retain in the strictest confidence and not to disclose to any Person all confidential matters, acquired pursuant to this Agreement, of Spinco or the Beneficiaries. This Section 7.12 shall not apply to (i) any information that has been made publicly available by Spinco or any of its Affiliates, becomes public knowledge (except as a result of an act of a Representative or Beneficiary in violation of this Agreement) or is generally known to the business community and (ii) the disclosure of information to the extent necessary for the Beneficiaries to prepare and file their Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such returns. Notwithstanding anything to the contrary contained in this Section 7.12 or elsewhere in this Agreement, nothing herein shall prohibit, limit or restrict Bain Capital Partners, Inc. and its Affiliates (collectively, “Bain”) from communicating in the ordinary course with its Affiliates (other than any of its portfolio companies), limited partners, other Bain investors, Bain employees or prospective limited partners or investors with respect to this Agreement and the transactions contemplated hereby or from monitoring and enforcing its rights or the rights of its Affiliates hereunder.

(b) If the Representative or a Beneficiary or its assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.12, Spinco shall have the right and remedy to have the provisions of this Section 7.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Spinco or any of its Subsidiaries and the accounts and funds managed by Spinco and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 7.13 Representative.

(a) Appointment. Without further action of any of Spinco, the Representative or the Beneficiaries, and as partial consideration of the benefits conferred by this Agreement, the Representative is hereby irrevocably constituted and appointed, with full power of substitution, to act in the name, place and stead of each Beneficiary with respect to the taking by the Representative of any and all actions and the making of any decisions required or permitted to be taken by the Representative under this Agreement. The power of attorney granted herein is coupled with an interest and is irrevocable and may be delegated by the Representative. No bond shall be required of the Representative and the Representative shall receive no compensation for their services.

(b) Expenses. If at any time a Representative shall incur out of pocket expenses in connection with the exercise of its duties hereunder, upon written notice to Spinco from the Representative of documented costs and expenses (including fees and disbursements of counsel and accountants) incurred by the Representative in connection with the performance of its rights or obligations under this Agreement and the taking of any and all actions in connection therewith, Spinco shall reduce any future payments (if any) due to the Beneficiaries by the amount of such expenses which it shall instead remit directly to the requesting Representative. In connection with the performance of its rights and obligations under this Agreement and the taking of any and all actions in connection therewith, a Representative shall not be required to expend any of its own funds (though, for the avoidance of doubt, it may do so at any time and from time to time in its sole discretion).

(c) Limitation on Liability. The Representative shall not be liable to the Beneficiaries for any act of the Representative arising out of or in connection with the acceptance or administration of its duties under this Agreement, except to the extent any liability, loss, damage, penalty, fine, cost or expense is actually incurred by such Beneficiary as a direct result of the gross negligence, bad faith or willful misconduct of the Representative (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith and reasonable judgment). The Representative shall not be liable for, and shall be indemnified by the Beneficiaries for, any liability, loss, damage, penalty or fine incurred by the Representative (and any cost or expense incurred by the Representative in connection therewith and herewith and not previously reimbursed pursuant to subsection (b) above) arising out of or in connection with the acceptance or administration of its duties under this Agreement, except to the extent that any such liability, loss, damage, penalty, fine, cost or expense is the direct result of the gross negligence, bad faith or willful misconduct of the Representative (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith and reasonable judgment); provided, however, in no event shall the Beneficiaries be obligated to indemnify the Representative hereunder for any liability, loss, damage, penalty, fine, cost or expense to the extent (and only to the extent) that the aggregate amount of all liabilities, losses, damages, penalties, fines, costs and expenses indemnified by such Beneficiary hereunder is or would be in excess of the aggregate payments under this Agreement actually remitted to such Beneficiary.

(d) Actions of the Representative. A decision, act, consent or instruction of the Representative shall constitute a decision of all Beneficiaries and shall be final, binding and conclusive upon each Beneficiary, and Spinco may rely upon any decision, act, consent or instruction of the Representative as being the decision, act, consent or instruction of each Beneficiary. Spinco is hereby relieved from any liability to any person for any acts done by Spinco in accordance with any such decision, act, consent or instruction of the Representative.

Section 7.14 Tax Characterization of the Agreement. Spinco and Holdings acknowledge and agree that, for U.S. federal income tax purposes, it is intended that the rights received by Holdings under this Agreement: (i) constitute “other property” with respect to the Merger within the meaning of Section 356 of the Code, and (ii) constitute an “installment obligation” as such term is used in Section 453 of the Code. Within one-hundred and twenty (120) calendar days of the Merger, Spinco shall provide to the Representative a schedule showing in reasonable detail the calculation of fair market value, as of the date hereof, of the rights received by Holdings under this Agreement (the “Fair Market Value Schedule”). Spinco and the Representative shall negotiate in good faith to resolve any disputes over the Fair Market Value Schedule during the sixty (60) calendar days following the Representative’s receipt of the schedule. If Spinco and the Representative are unable to resolve such dispute within such 60-day period, Spinco and the Representative shall employ the Reconciliation Procedures. Spinco and Holdings acknowledge and agree that, for U.S. federal income tax purposes, the rights received by Holdings under this Agreement shall have a fair market value as of the date hereof equal to the amount set forth on the Fair Market Value Schedule, as finally determined. Except as required by applicable law, neither Holdings nor Spinco shall take any position inconsistent with the foregoing on any Tax Return.

(Signatures on following pages)

IN WITNESS WHEREOF, Spinco and the Representative have duly executed this Agreement as of the date first written above.

By: UWW HOLDINGS, LLC

/s/

Name:
Title:

By: XPEDX HOLDING COMPANY

/s/

Name:
Title:

Signature Page to Tax Receivable Agreement

List of Omitted Schedules

The following schedules to the Form of Tax Receivable Agreement by and between xpedx Holding Company and UWW Holdings, LLC have not been provided herein:

Schedule A	List of Equity Holders of UWW Holdings, LLC

Schedule B	Applicable Percentage

The Registrant hereby undertakes to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.